                         (CAMPBELL RESOURCES INC. LOGO)

                                  PRESS RELEASE
                              For immediate release

           CAMPBELL RESOURCES CLOSES $4 MILLION FINANCING TO COMPLETE
                  DEVELOPMENT OF HIGH-GRADE CORNER BAY DEPOSIT

MONTREAL, JULY 23, 2007 - CAMPBELL RESOURCES INC. (THE "CORPORATION") ("CAMPBELL") (TSX: CCH, OTC BULLETIN BOARD: CBLRF) announces that it has closed the financing for completion of development of its high-grade Corner Bay copper project near Chibougamau, Quebec, with the issuance of $4.0 million of convertible debentures equally to Nuinsco Resources Ltd. ("Nuinsco") and Ocean Partners. Development of Corner Bay is well underway, and the Corporation expects mining of an initial 42,000 tonne bulk sample at an average grade of 3.7% copper to begin early in the fourth quarter of 2007.

"The development of Corner Bay is an important part of Campbell's strategy to increase throughput and decrease unit costs at the Copper Rand mill," said Andre Fortier, Campbell's President and CEO. "Corner Bay is one of two satellite deposits in the Chibougamau camp that we expect to bring on stream this year, the other being the Merrill Island open pit, and we are evaluating others to drive profitability in 2007 and beyond."

The convertible debentures bear interest at 11.5% per annum and are convertible into units of Campbell at a price of $0.13 per unit, with each unit consisting of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of Campbell for $0.16 per share for a period of 24 months from closing. The convertible debentures mature in two years and are secured by a first charge on Corner Bay.

With the completion by Campbell of a $7.0 million equity financing earlier in the year and the conclusion of this financing, Nuinsco has completed its earn-in of a 50% carried interest and is entitled to 50% of the operating cash flow generated by Corner Bay, in the following manner:

     - 100% of operating cash flow will be retained by Campbell until it recoups capital expenditures incurred on or after December 31, 2006 to develop Corner Bay;

     - Subsequently, 50% of operating cash flow will be retained by Campbell to repay historical capital expenditures of approximately $4.1 million, with the remaining 50% of cash flow distributed equally to Nuinsco and Campbell. It is expected that operating cash flow will be available for distribution to Nuinsco before the end of 2008;

     - Thereafter, operating cash flow will be distributed to Nuinsco and Campbell on a 50:50 basis.

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At a 3% Cu cut-off, Corner Bay has measured and indicated resources of 446,000 tonnes averaging 5.58% Cu. Inferred resources total 1,441,000 tonnes averaging 6.76% Cu (Ref.: GEOSTAT Technical Report, July 2006, available on SEDAR at www.sedar.com).

Ore from the Corner Bay deposit will be trucked approximately 45 kilometres and processed by Campbell at its Copper Rand mill. Following the Phase I extraction of the 42,000 tonne bulk sample, expected to be complete before the end of 2007, Phase II anticipates mining an additional 500,000 tonnes of ore grading 4.5% copper over the following three years. Corner Bay remains open at depth, and drilling has returned intercepts grading up to 9.27% copper over 6.7 metres at 1,200 vertical metres.

Based on internal economic studies done by Campbell and Nuinsco using an average forward copper price over the next 27 months of $3.27 per pound and a US/CAD dollar exchange rate of $0.95, Phases I and II are expected to generate $60 million after recovery of all development capital. An average mining rate of 450 tonnes per day is expected to produce 14,000,000 pounds of copper annually. Production costs are expected to be $1.09 per pound ($1.75 per pound including development capital). It should be noted that all financial and production data are internally derived estimates which are not based on either a National Instrument 43-101-compliant reserve estimate or an independent feasibility study, and therefore should not be relied upon.

CMAC-Thyssen Mining Group of Val-d'Or, Quebec is the contractor for development and mining. Development capital is expected to total $14 million before pre-production revenue credits. To date CMAC-Thyssen has completed more than 350 metres of the 725-metre ramp in less than 3 months and mining of the top portion of the Corner Bay deposit is scheduled for the beginning of October.

Nuinsco is a growth-oriented, multi-commodity mineral exploration and development company that is focused on uranium, copper, zinc, uranium and gold exploration and development in world-class mineralized belts in Canada and Turkey. In addition to its property holdings, Nuinsco owns approximately 22% of the outstanding common shares of Victory Nickel Inc. (TSX:Ni) and approximately 9% of the outstanding common shares of gold and copper producer Campbell Resources Inc. (TSX:CCH). Shares of Nuinsco trade on the Toronto Stock Exchange under the symbol NWI.

Ocean Partners group of companies was formed in 2004, through a management buy-out from Pechiney World Trade's ores and concentrates trading division, and is wholly-owned by the management team and a minority strategic shareholder, Mineco AG. The Group trades copper, lead, and zinc concentrates and related by-products and secondary materials and acts as an equity investor in mining projects to complement these trading activities.

Alain Blais is the Qualified Person in accordance with National Instrument 43-101, and is responsible for the information presented in this press release.

Campbell is a mining company focusing mainly in the Chibougamau region of Quebec, holding interests in gold and gold-copper exploration and mining properties.


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

Certain information contained in this release contains "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those "Risk Factors" set forth in the Campbell's current Annual Report on Form 20-F for the year ended December 31, 2006. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.

                                     - 30 -

FOR MORE INFORMATION:

CAMPBELL RESOURCES INC.                  Renmark Financial Communications Inc.
Andre Fortier,                           Henri Perron, hperron@renmarkfinancial.com
President and Chief Executive Officer    John Boidman, jboidman@renmarkfinancial.com
Tel.: 514-875-9037                       Tel.: 514-939-3989
Fax: 514-875-9764                        Fax: 514-939-3717
e-mail: afortier@campbellresources.com   www.renmarkfinancial.com

Alain Blais
Vice-president and General Manager of Operations
Tel: 418-748-7691
Fax: 418-748-7696
e-mail: ablais@campbellresources.com


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